UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number: 3235-0145
Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden
hours per response.........10.7

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EZchip Semiconductor Ltd. (f/k/a Lanoptics Ltd.)

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.02 per share

(Title of Class of Securities)

M6706C103

(CUSIP Number)

12/22/09

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[Repeat this page as necessary]

CUSIP No. M6706C103

1	Names of Reporting Persons [Reporting Person] I.R.S. Identification Nos. of Above Persons: JK&B Shalom II, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

[Repeat this page as necessary]

CUSIP No. M6706C103

1	Names of Reporting Persons [Reporting Person] I.R.S. Identification Nos. of Above Persons: JK&B Capital III, Civil Law Partnership

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) less than 1%

12	Type of Reporting Person PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

[Repeat this page as necessary]

CUSIP No. M6706C103

1	Names of Reporting Persons [Reporting Person] I.R.S. Identification Nos. of Above Persons: JK&B Capital, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) less than 1%

12	Type of Reporting Person OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

[Repeat this page as necessary]

CUSIP No. M6706C103

1	Names of Reporting Persons [Reporting Person] I.R.S. Identification Nos. of Above Persons: David Kronfeld

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) less than 1%

12	Type of Reporting Person IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. M6706C103

Item 1	(a)	Name of Issuer: Lanoptics Ltd.
Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1 Hatamar Street P.O. Box 527 Yokneam 20692, Israel

Item 2	(a)	Name of Person Filing:

This statement is filed by JK&B Shalom II, L.L.C., a Delaware limited liability company (“JK&B Shalom II”), JK&B Capital III, Civil Law Partnership, a German civil law partnership (“JK&B III, CLP”), JK&B Capital, L.L.C., a Delaware limited liability company (“JK&B”) and David Kronfeld (“Kronfeld”).  The foregoing entities and individual are collectively referred to as the “Reporting Persons”.

JK&B, the general partner of JK&B Shalom II and managing partner of JK&B III, CLP, may be deemed to have shared power to vote and dispose of shares of the issuer directly owned by JK&B Shalom II and JK&B III, CLP.  Kronfeld is the manager of JK&B and may be deemed to have shared power to vote and dispose of shares of the issuer directly owned by JK&B Shalom II and JK&B III, CLP.  Each of the Reporting Persons disclaims beneficial ownership of the shares of the issuer except to the extent of its or his pecuniary interest therein.

Item 2	(b)

Address of Principal Business Office or, if none, Residence:
The address for each of the Reporting Persons is:

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue, Suite 4500

Chicago, Illinois  60601

Item 2	(c)	Citizenship:
JK&B Shalom II and JK&B are Delaware limited liability companies. JK&B III, CLP is a German civil law partnership. Kronfeld is a United States citizen.
Item 2	(d)	Title of Class of Securities: Ordinary shares
Item 2	(e)	CUSIP No.: M6706C103

CUSIP No. M6706C103

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:
Not Applicable.

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentages of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page of each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

CUSIP No. M6706C103

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M6706C103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2009

JK&B Shalom II, L.L.C.	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its General Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital III, Civil Law Partnership	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its Managing Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital, L.L.C.	/s/ David Kronfeld
By: David Kronfeld, Manager	David Kronfeld

By: David Kronfeld	/s/ David Kronfeld
David Kronfeld

CUSIP No. M6706C103

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Lanoptics Ltd. has be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: December 22, 2009

JK&B Shalom II, L.L.C.	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its General Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital III, Civil Law Partnership	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its Managing Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital, L.L.C.	/s/ David Kronfeld
By: David Kronfeld, Manager	David Kronfeld

By: David Kronfeld	/s/ David Kronfeld
David Kronfeld